UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

1 July 2005

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F          FORM 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

YES           NO

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report of Form 6-K contains

TNT Logistics secures MAN Nutzfahrzeuge contract for spare parts logistics, 1 July 2005

1 July 2005

TNT Logistics secures MAN Nutzfahrzeuge

contract for spare parts logistics

TNT Logistics Central & Eastern Europe is the new logistics partner for the pan-European spare parts logistics of MAN Nutzfahrzeuge AG, Europe's leading manufacturer of commercial vehicles.

As part of the European Logistics Concept, MAN Nutzfahrzeuge AG is restructuring its entire European spare parts logistics operation. The future distribution of fast moving goods will occur through six regional warehouses (ELCs).

TNT Logistics will be responsible for the development and operation of the three ELCs in Italy, the UK and Northern Germany as well as the transport of spare parts in Italy, the UK, Northern Germany, Scandinavia, Poland, the Netherlands and Belgium. The transport services essentially comprise overnight delivery of urgent orders and same-day deliveries. The overall concept will accelerate the delivery of spare parts to the European workshops and reduce the MAN Group's stocks.

"The partnership with MAN is an excellent project for the cross-divisional global network of TNT. By combining the expertise of the various divisions, we are able to create an integrated one-stop, pan-European solution under the central leadership and responsibility of TNT Logistics", explains Christian Fürstaller, CEO of TNT Logistics Central & Eastern Europe.

"MAN Nutzfahrzeuge will work in Europe with two leading suppliers of spare parts logistics, with TNT Logistics covering three of the six regions. Our co-operation with TNT Logistics is based on a number of key factors, including the company's transport and warehousing expertise, its flexibility in responding rapidly to change and its ability to integrate our existing carriers into the concept. MAN Nutzfahrzeuge is convinced that the speed and quality of its service to customers will receive a significant boost", says Thomas Junge, Director After Sales, MAN Nutzfahrzeuge AG.

About TNT Logistics

TNT N.V., with its two brands TNT and Royal TPG Post, is a global provider of mail, express and logistics services. The group employs around 162,000 people in 64 countries and serves over 200 countries. For 2004 the company reported sales of €12.6 billion. TNT N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt. The TNT group web site is: www.tnt.com/group.

TNT Logistics, a division of TNT N.V., is a leading global logistics company. It designs, implements and operates complex supply chain solutions on a national, regional or global scale for medium to large enterprises. Through its freight forwarding unit it provides air and sea freight services within an international network.

TNT Logistics employs appr. 40,000 people, who are operating in 40 countries, managing over 8.5 million square metres of warehouse space. In 2004, TNT Logistics reported sales of €4.081 billion. The TNT Logistics web site address is: www.tntlogistics.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Daphne Andriesse

Name: Daphne Andriesse
Title: Senior Press Officer TNT Media Relations

Date: 1 July 2005